UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VPC Impact Acquisition Holdings
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G9441E100**
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G9441E100

1	Names of Reporting Persons
Corbin Capital Partners Group, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.2%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.	G9441E100

1	Names of Reporting Persons
Corbin Capital Partners, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,500,000
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,500,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,500,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.2%
12	Type of Reporting Person (See Instructions)
IA, PN

Item 1(a).	Name of Issuer:
VPC Impact Acquisition Holdings (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
150 North Riverside Plaza, Suite 5200 Chicago, IL
Item 2(a).	Name of Person Filing:
This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):
i.	Corbin Capital Partners Group, LLC (“CCPG”); and
ii.	Corbin Capital Partners, L.P (“CCP”).
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Item 2(c).	Citizenship:
CCP is a Delaware limited partnership. CCPG is a Delaware limited liability company.
Item 2(d).	Title and Class of Securities:
Class A common shares, par value $0.0001 per share (the “Shares”)
Item 2(e).	CUSIP Number:
G9441E100
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c);
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4(a).	Amount Beneficially Owned:
As of December 31, 2020, each of CCPG and CCP may be deemed the beneficial owner of 1,500,000 Shares.
Item 4(b).	Percent of Class:
As of December 31, 2020, each of CCPG and CCP may be deemed the beneficial owner of 7.2% of the Shares outstanding. These percentages are based on 20,737,202 Shares outstanding as of November 16, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2020.
Item 4(c).	Number of shares as to which such person has:
CCPG:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,500,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,500,000

CCP:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,500,000
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 1,500,000

Item 5.	Ownership of Five Percent or Less of a Class.
This Item 5 is not applicable.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
The Shares reported herein are held by Corbin ERISA Opportunity Fund, Ltd. (“CEOF”), a Cayman Islands exempted company, and Corbin Opportunity Fund, L.P. (“COF”), a Delaware limited partnership.  CCPG is the general partner of CCP, which serves as investment advisor for both COF and CEOF.
Item 8.	Identification and classification of members of the group.
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corbin Capital Partners Group, LLC

By:	/s/ Daniel Friedman
Name:	Daniel Friedman
Title:	Authorized Signatory

Corbin Capital Partners, L.P.

By:	/s/ Daniel Friedman
Name:	Daniel Friedman
Title:	General Counsel

February 12, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Ex. A	Joint Filing Agreement.